

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2019

Jilliene Helman
Chief Executive Officer
MogulREIT I, LLC
10780 Santa Monica Blvd., Suite 140
Los Angeles, CA 90025

> **Re: MogulREIT I, LLC**
> **Post-Qualification Amendment to Form 1-A**
> **Filed December 20, 2019**
> **File No. 024-10840**

Dear Ms. Helman :

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lauren B. Prevost, Esq.